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July 24, 2006

Mr. David H. Humphrey
Branch Chief-Accountant
United States Securities and Exchange Commission
Washington, D.C.  20549-0402

Re:      Autocam Corporation
         Form 10-K for the year ended December 31, 2005 Filed March 30, 2006 File No. 033-42670

Dear Sir:

In your letter dated July 10, 2006, you provided staff comments on the Autocam Corporation ("Autocam" or "the Company") Form 10-K for the year ended December 31, 2005. These comments and the company responses are discussed below.

COMMENT 1:

Item 1 - Business - Environmental Matters and Government Regulation, page 12 Due to environmental and governmental regulations within your industry, it appears that you may have conditional asset retirement obligations at some of your locations. As such, please tell us whether there are any conditional retirement obligations, for both your leased and owned properties, and if material, include your accounting policy. For guidance, please refer to FIN 47 and SFAS 143.

RESPONSE: Autocam produces high precision components in modern, well maintained facilities which in most cases are leased under operating lease agreements. The Company is under no obligation to retire these facilities under these lease agreements, or under any ownership arrangements. The Company has been diligent in complying with all environmental and governmental regulations, and has no material conditional retirement obligation under FIN 47 or SFAS 143.

COMMENT 2:

Item 7 - Management's Discussion and Analysis - Results of Operations, page 24 You present historical results of operations for the six months ended June 30, 2004 excluding any application of purchase accounting in relation to the merger between Titan Holdings and Micron Merger Corporation. Due to the fact that the information presented within this table is considered to be a non-GAAP measure, please discontinue the use of the table or provide us with the substantive support for its inclusion. For guidance refer to FR-65. In this regard, you do not appear to discuss the impact of the basis change upon line item variances.

RESPONSE: We respectfully submit, the inclusion of this information was done to assist the reader of our Form 10-K to more readily interpret the narrative portion of Management's Discussion and Analysis. Although the historical results for the six months ended June 30, 2004 (that are included in the results for Fiscal 2004) have not been adjusted for the impact of the merger between Titan Holdings and Micron Merger Corporation, Management's Discussion and Analysis identifies material variances in expenses when comparing both Fiscal 2005 to Fiscal 2004, and Fiscal 2004 to Fiscal 2003 that are a result of the merger or were caused by the

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revaluation of Autocam's balance sheet in connection with the merger.
Specifically, the following changes are discussed: Increased SG&A expenses to complete the merger; increased interest expense, increased expense associated with accelerated write-off of unamortized debt issue costs, goodwill impairment, and decreased depreciation expense.

We agree that this is a non-GAAP presentation and we will exclude this type of presentation from our future filings.

COMMENT 3:

Item 8 - Financial Statements and Supplementary Data - Note 1. Operations and Summary of Significant Accounting Policies - Revenue Recognition, page 46.
You state on page 9 that the substantial majority of your sales are generated under long-term, sole-source contracts with customers and that the contracts often mandate annual price concessions of between 1% and 3%. Please tell us whether any of these contracts contain minimum purchase guarantees and, if so, how theses purchases are priced. Specifically, explain whether the predetermined price concessions are recognized on a per unit basis as they occur or whether their impact, on a per unit basis, is spread evenly over the term of the contract.

RESPONSE: When Autocam supplies customers under long-term contracts, pricing is determined based upon an assumption of various annual volumes and is contracted on a per unit basis. Annual volumes are non-binding and contracts do not contain minimum purchase guarantees. Price reductions are calculated on a per unit basis and recognized as they occur.

COMMENT 4:

Note 2 - Business Combinations, page 47
Your note includes disclosures required by paragraph 54 of SFAS 141, however, disclosures required by paragraphs 51 and 52 of SFAS 141 are omitted. As such, please revise your financial statements to include all the information required by SFAS 131. See paragraph C2 within Appendix C of SFAS 141 for guidance. We believe that these disclosures requirements are applicable as long as the period of acquisition is presented.

RESPONSE: We assume that the reference to SFAS 131 in the above comment was meant to reference SFAS 141 and have responded accordingly below.

On June 21, 2004, Micron Merger Corporation, a newly formed entity and wholly-owned subsidiary of Micron Holdings, Inc. merged with and into Titan Holdings, Inc. ("Titan") with Titan continuing as the surviving Corporation. As a result, Titan became a wholly-owned subsidiary of Micron, and remained the parent of Autocam Corporation.

The Company believes that many of the disclosures required under paragraph 51 in regard to the above merger have been satisfied as summarized below:

     o Paragraph 51 (a) - The name and brief description of the acquired entity and the percentage of voting equity interests acquired. Disclosure - Footnote 1 to the audited financial statements included in the Form 10-K indicates that 100% of the Company was acquired through the merger and summarizes the investors that made common equity contributions.

     o Paragraph 51 (b) - The primary reasons for the acquisition, including a description of the factors the contributed to a purchase price that results in recognition of goodwill.
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          Disclosure - Footnote 1 to the audited financial statements included in the Form 10-K indicates that the merger was completed to facilitate the sale of the Company to two private equity sponsors for financial investment purposes

     o Paragraph 51 (c) - The periods for which the results of operation of the acquired entity are included in the income statement of the combined entity.
          Disclosure - The transaction date of the merger is indicated in footnote 1 to the audited financial statements included in the Form 10-K.

     o Paragraph 51 (d) - the cost of the acquired entity and, if applicable, the number of share of equity interest (such as common shares, preferred shares, or partnership interests) issued or issuable, the value assigned to those interests, and the basis for determining value.
          Disclosure - The purchase price of $395 million has been disclosed in footnote 1 to the audited financial statements included in the Form 10-K, and the equity structure has been disclosed in face of the balance sheet and the statement of shareholders' equity.

     o Paragraph 51 (e) - A condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date.
          Disclosure - The Company has also disclosed significant components of the assets acquired and liabilities assumed in either footnote 1 or footnote 2 to the audited financial statements included in the Form 10-K, including the following: Borrowings under senior subordinated notes, borrowings under the senior credit facilities, equity contributions, and goodwill.

     o Paragraph 51 (f) - Contingent payments, options, or commitments specified in the acquisition agreement and the accounting treatment that will be followed should any such contingency occur.
          Disclosure - No disclosure has been made as the purchase price did not include any contingent payments, options or other commitments.

     o Paragraph 51 (g) - The amount of purchased research and development assets acquired and written off in the period and the line item in the income statement in which the amounts written off are aggregated. Disclosure - No disclosure has been made as there were no research and development assets acquired in the merger.

     o Paragraph 51 (h) - For any purchase price allocation that has not been finalized, that fact and the reasons therefore. In subsequent periods, the nature and amount of any material adjustments made to the initial allocation of the purchase price shall be disclosed.
          Disclosure - No disclosure has been made as the purchase price allocation was finalized as of June 30, 2004 without any material adjustments to the initial allocation.

Paragraph 52 of SFAS 141 requires disclosures relating to goodwill and other intangible assets. The Company recorded $249.4 million in goodwill in connection with its revaluation of assets and liabilities. The value of goodwill was disclosed, along with the allocation of goodwill among Autocam's operating segments, in footnote 2 to the audited financial statements included in Form 10-K. The Company did not record any other material intangible assets.

We will incorporate the disclosure requirements of SFAS141 in all future filings in the year an acquisition is disclosed, as applicable.

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As also requested in your letter of July 10, 2006, we acknowledge the following:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
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     o    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

AUTOCAM CORPORATION


/s/ Warren A. Veltman
Warren A. Veltman
Chief Financial Officer

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Cc:  Mr. Juan Migone, Securities and Exchange Commission, Division of Corporate Finance
     Ms. Margery Reich, Securities and Exchange Commission, Division of Corporate Finance
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